SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

AdvanSource Biomaterials Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00767T 109

(CUSIP Number)

c/o Michael F. Adams

229 Andover Street,

Wilmington, Massachusetts 01887

(978) 657-0075

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00767T 109

1	Names of Reporting Person. Michael F. Adams
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,284,934
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 3,284,934
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,284,934
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.62% (1)
14	Type of Reporting Person IN

(1)	Based on a total of 28,262,371 shares of common stock outstanding as of December 10, 2019 as reported by the Issuer in its Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, filed by the Issuer with the SEC on December 17, 2019.

SCHEDULE 13D

This Schedule 13D is filed on behalf of Michael F. Adams (the “Reporting Person”).

Item 1.	Security and Issuer

Securities acquired: common stock, $0.001 par value (“Common Stock”)

Issuer:	AdvanSource Biomaterials Corporation (“Issuer”)

c/o Michael F. Adams

229 Andover Street

Wilmington, Massachusetts 01887

Item 2.	Identity and Background

(a)	Name:

Michael F. Adams (“Mr. Adams”).

(b)	Residence or business address: The address of the Reporting Person is 229 Andover Street, Wilmington, Massachusetts 01877.

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Mr. Adams is the Chief Executive Officer, President and a Director of the Issuer. The Issuer’s address is 229 Andover Street, Wilmington, Massachusetts 01877.

(d)  The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  The Reporting Persons has not, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)   Citizenship:

        United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person was granted by the Issuer an option for 300,000 shares on September 4, 2013 and an option for 2,500,000 shares on August 17, 2017. The statement is being filed to report the exercise of stock options by the Reporting Person on December 5, 2019. The options were granted by the Issuer to the Reporting Person as compensation and without consideration. The Reporting Person paid $143,000 for 2,383,333 shares of Common Stock upon the exercise of two options. The Reporting Person exercised another option, on a cashless basis, to receive 291,667 shares of Common Stock. The payment of the exercise price of such stock options was paid from personal funds. The remaining 609,934 shares of Common Stock were acquired from open market purchases. The Reporting Person did not acquire ownership of any shares of Common Stock with borrowed funds.

Item 4.	Purpose of the Transaction

In connection with the transactions contemplated by that certain Asset Purchase Agreement (the “Purchase Agreement”), by and between the Company and Mitsubishi Chemical Performance Polymers, Inc., a Delaware corporation (“Buyer”), entered into on November 25, 2019, pursuant to which the Company agreed to sell substantially all of its assets to Buyer on the terms and subject to the conditions set forth in the Purchase Agreement (the “Asset Sale”), and on December 5, 2019, the Reporting Person exercised options to purchase 2,675,000 shares of the Company’s Common Stock. In connection with the Purchase Agreement, the Reporting Person entered into a Voting and Support Agreement (the “Voting Agreement”), by and among the Buyer certain stockholders of the Company, including the Reporting Person, pursuant to which the Reporting Person agreed to vote all of his shares of the Company’s common stock in favor of the Purchase Agreement and related transactions and to otherwise take certain other actions in support of the Purchase Agreement and related transactions and refrain from taking actions that would adversely affect such stockholder’s ability to perform its obligations under the Voting Agreement. The Voting Agreement prevents transfer of the Company’s common stock held by the stockholder party thereto between the date of the Voting Agreement and the date of the Company’s special meeting of stockholders, except for certain permitted transfers.

Except for the foregoing, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Person (on the basis of a total of 28,262,371 shares of common stock outstanding as of December 17, 2019 as reported by the Issuer in its Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, filed by the Issuer with the SEC on December 17, 2019) are as follows:

Michael F. Adams
a)		Amount beneficially owned: 3,284,934 shares of Common Stock	Percentage of shares of Common Stock: 11.62%
b)		Number of shares of Common Stock to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	3,284,934
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	3,284,934
	iv.	Shared power to dispose or to direct the disposition of:	0

(c) The Reporting Person has not effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Asset Purchase Agreement by and between the Company and Mitsubishi Chemical Performance Polymers, Inc.

In connection with the transactions contemplated by that certain Asset Purchase Agreement (the “Purchase Agreement”), by and between the Company and Mitsubishi Chemical Performance Polymers, Inc., a Delaware corporation (“Buyer”), entered into on November 25, 2019, pursuant to which the Company agreed to sell substantially all of its assets to Buyer on the terms and subject to the conditions set forth in the Purchase Agreement (the “Asset Sale”), the Reporting Person exercised options to purchase 2,675,000 shares of the Company’s Common Stock. In connection with the Purchase Agreement, the Reporting Person entered into a Voting and Support Agreement (the “Voting Agreement”), by and among the Buyer certain stockholders of the Company, including the Reporting Person, pursuant to which the Reporting Person agreed to vote all of his shares of the Company’s common stock in favor of the Purchase Agreement and related transactions and to otherwise take certain other actions in support of the Purchase Agreement and related transactions and refrain from taking actions that would adversely affect such stockholder’s ability to perform its obligations under the Voting Agreement. The Voting Agreement prevents transfer of the Company’s common stock held by the stockholder party thereto between the date of the Voting Agreement and the date of the Company’s special meeting of stockholders, except for certain permitted transfers.

The description of the Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 2, 2019 (and is incorporated by reference herein as Exhibit 10.1).

Voting and Support Agreements by and among the Company and certain stockholders.

In connection with the Purchase Agreement, the Reporting Person entered into a Voting and Support Agreement (the “Voting Agreement”), by and among the Buyer certain stockholders of the Company, including the Reporting Person, pursuant to which the Reporting Person agreed to vote all of his shares of the Company’s common stock in favor of the Purchase Agreement and related transactions and to otherwise take certain other actions in support of the Purchase Agreement and related transactions and refrain from taking actions that would adversely affect such stockholder’s ability to perform its obligations under the Voting Agreement. The Voting Agreement prevents transfer of the Company’s common stock held by the stockholder party thereto between the date of the Voting Agreement and the date of the Company’s special meeting of stockholders, except for certain permitted transfers.

The description of the Voting Agreement is qualified in its entirety by reference to the full text of such agreement, a form of which was filed by the Issuer as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 2, 2019 (and is incorporated by reference herein as Exhibit 10.2).

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1	Asset Purchase Agreement, dated November 25, 2019, by and between AdvanSource Biomaterials Corporation and Mitsubishi Chemical Performance Polymers, Inc.

Exhibit 10.2	Form of Voting and Support Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2019	By:	/s/ Michael F. Adams
Michael F. Adams